UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: JUNE 2017.

Commission file number: 0-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F_XX_ or Form 40-F___.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____.

This 6K covers a similar electronic filing of these same Exhibits, that was made by the issuer on NI 13-101 SEDAR in its home country, in accordance with Canadian securities regulations under NI 51-102 Continuous Disclosure Obligations. Attached herewith, each one an integral “Exhibit” hereto, are complete copies of the following documents:

99.1

The “Quarterly Financial Report” for Q1 Fiscal 2017 ended 30 SEP 2016 of Continental Energy Corporation; including the management prepared and un-audited interim quarterly consolidated financial statements, the “MD&A” or management's discussion and analysis thereof, and CEO and CFO certifications therefore.

99.2

The “Quarterly Financial Report” for Q2 Fiscal 2017 ended 31 DEC 2016 of Continental Energy Corporation; including the management prepared and un-audited interim quarterly consolidated financial statements, the “MD&A” or management's discussion and analysis thereof, and CEO and CFO certifications therefore.

99.3

The “Quarterly Financial Report” for Q3 Fiscal 2017 ended 31 MAR 2017 of Continental Energy Corporation; including the management prepared and un-audited interim quarterly consolidated financial statements, the “MD&A” or management's discussion and analysis thereof, and CEO and CFO certifications therefore.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION (Registrant)

Date: 23 JUNE 2017

// signed //
_______________________________
By: Robert V. Rudman
Director and Chief Financial Officer